Exhibit 99.1

SCOPUS ANNOUNCES SPECIAL MEETING OF SHAREHOLDERS

TEL – AVIV, December 31, 2008 – Scopus Video Networks Ltd. (NASDAQ: SCOP), a provider of digital video networking products, today announced that a Special Meeting of Shareholders will be held on Friday, February 6, 2009 at 10:30 a.m. (Israel time), to consider and vote upon a proposal to adopt and approve the previously announced merger agreement, dated as of December 22, 2008, by and among Harmonic Inc., a Delaware corporation, Sunrise Acquisition Ltd., an Israeli company and a wholly owned subsidiary of Harmonic, and Scopus, and the transactions contemplated thereby, including the merger of Sunrise Acquisition Ltd. with and into Scopus.

The affirmative vote of at least a majority of the votes of the shareholders present and voting at the meeting, in person or by proxy, excluding abstentions, is required to constitute approval of the proposal.

The Scopus shareholders of record at the close of business on January 6, 2009, will be entitled to notice of the special general meeting and to vote on the proposal. The special general meeting will be held at the offices of the Company, 10 Ha’amal Street, Park-Afek, Rosh-Ha’ayin 48092, Israel.

Scopus will mail to its shareholders of record a proxy statement describing the matters to be voted upon at the special general meeting, along with a proxy card enabling them to indicate their vote. The Company will also furnish the proxy statement to the Securities and Exchange Commission (SEC) on Form 6-K.

About Scopus Video Networks

Scopus Video Networks (NASDAQ:SCOP) develops, markets and supports digital video networking solutions that enable network operators to offer advanced video services to their subscribers. Scopus’ solutions support digital television, HDTV, live event coverage and content distribution.

Scopus’ comprehensive digital video networking solution offer intelligent video gateways, encoders, decoders and network management products. Scopus’ solutions are designed to allow network operators to increase service revenues, improve customer retention and minimize capital and operating expenses.

Scopus’ customers include satellite, cable and terrestrial operators, broadcasters and telecom service providers. Scopus’ products are used by hundreds of network operators worldwide.

For more information visit: www.scopus.net

Company Contact:	Investor Relations Contact

Moshe Eisenberg	Ehud Helft / Kenny Green
Chief Financial Officer	GK Investor Relations
Tel: +972-3-900 7100	Tel: (US) 1 646 201 9246
Moshee@scopus.net	info@gkir.com

Corporate Office	Americas
Scopus Video Networks Ltd.	Scopus Video Networks Inc.
10 Ha'amal St, Park-Afek, Rosh-Ha'ayin 48092, Israel	3 Independence Way, Princeton, New-Jersey 08540
Tel: + 972-3-9007777, Fax: + 972-3-9007888	Tel: (609) 987-8090, Fax: (609) 987-8095
E-mail: info@scopus.net www.scopus.net	E-mail: info_us@scopus.net www.scopus.net